NEWS RELEASE

ELD No. 07-04

TSX: ELD  AMEX: EGO

February 16, 2007

Eldorado Gold Corp. Press Release

VANCOUVER, BC – February 16, 2007, Eldorado Gold Corporation (“Eldorado”, the “Company” or “we”) responded today to press reports in Asia of a possible business combination between Eldorado and Centerra Gold Inc.

From time-to-time Eldorado engages in discussions with industry participants involving possible transactions that may enhance shareholder value.  Eldorado’s long-standing policy is not to comment on such discussions until such time as a transaction has sufficiently advanced to require disclosure under Canadian securities laws and stock exchange requirements.  Eldorado does not intend to refute rumours on an ongoing basis.

Although Eldorado has no plans to alter this long-standing policy, in light of today’s reported statements, Eldorado feels it is necessary to respond.

While Eldorado has been involved in discussions with Centerra regarding a possible business combination, these discussions have been discontinued.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the São Bento Mine, Kisladag Mine and Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

This new release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the expectations and beliefs of management, are forward-looking statements or information.  Such forward looking statements or information include, but are not limited to, statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Important factors that could cause actual result to differ materially from management expectations include, amongst others, the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com